UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: **March 1, 2007**
Date of Earliest Event Reported**: February 26, 2007**

Fresh Harvest Products, Inc.

(Exact name of registrant as specified in its charter)

New Jersey	**000-24189**	**33-1130446**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

280 Madison Avenue, Suite 1005 **New York, NY**	**10016**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number: **(212) 889-5904**

N/A
(Former Name or Former Address if Changed
Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act   (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03   Creation of a Direct Financial Obligation or Obligation under an Off Balance Sheet Arrangement of the Registrant.

Item 3.02   Unregistered Sales of Equity Securities.

On February 26, 2007, Fresh Harvest Products, Inc. (the "Company") entered into a convertible two-year promissory note with Max Greenfield (the "Lender") in the principal amount of $30,000. The note is convertible into common stock and contains a three year option to purchase additional common stock. The other principal provisions of the note include:

Interest Rate: 12% per annum.

Conversion Rate: the lower of (a) $0.50 per share, or (b) a per share 35% discount to the closing bid price (providing one develops) on the date of conversion.

Piggyback
Registration Rights: on any portion of the principal that is converted into common stock.

Option: to purchase up to $150,000 of the Company's common stock at a per share price determined by 35% discount of the market value of the Company's common stock based upon the average of a five day trading price at the date of exercise.

A copy of the promissory note is attached as an exhibit hereto. The foregoing descriptions of the promissory note is qualified in it's entirety by reference to the full text of attached exhibit.

Item 9.01 Financial Statements and Exhibits.
    (d) Exhibits.

99.1   February 26, 2007 Promissory Note


SIGNATURES.


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Harvest Products, Inc.

Date: March 1, 2007   By: /s/ Michael Jordan Friedman
_____
Michael Jordan Friedman
President, Chief Executive Officer and Chairman
of the Board of Directors

Exhibit 99.1

FRESH HARVEST PRODUCTS, INC.
PROMISSORY NOTE

Date: 2/26/07
Amount $ 39,000

This Promissory Note Agreement (this "Agreement") is made and entered into as of February 26 2007 by and among Fresh Harvest Products, Inc. (hereafter "Fresh Harvest" or "Borrower"), a New Jersey corporation, with its principal office located at 280 Madison Avenue Suite 1005 New York, New York 10016 and Max Greenfield, an individual (s) Lender (hereafter "Lender") located at 193 Williamsburg St. West Brooklyn NY, with reference to the following facts:

The principal of this note (the "Note") shall bear interest on the unpaid balance thereof at a rate per annum of 12%. The Note shall have a Term of 27 months.

At Lender's sole discretion, this Note, or a portion thereof, may be converted into shares of Fresh Harvest Products, Inc. Restricted Common Stock (the "Shares") at the conversion rate at the lower of: (1)$0.50per share or (2) a ~~30%~~ 35% discount to the closing Bid price (provided a trading market develops) on the date of conversion. The Lender shall exercise this option by written notice to the Borrower on the date of conversion. The Company shall include the Shares if and when converted, in its next registration statement in its Form SB-2 or any other equivalent form. M.G. M.S.

Lender can demand repayment of the Loan, provided Lender gives Borrower 45 days written notice.

Lender shall have the option to invest ~~$100,000~~ $150,000 (one-hundred fifty thousand dollars) in Fresh Harvest at the a ~~30%~~ 35% (thirty-five percent) discount to the market value of Fresh Harvest common stock, based upon the average of a five day trading price (on a public marketplace). This Option has a life of 3 (three) years. M.G. M.S.

It is understood and agreed that the occurrence of any one or more of the following events shall constitute a default under this Note: (A) the failure to pay or perform any obligations, liabilities, or indebtedness of Borrower to Lender under this Note, a proceeding being filed by or commenced against Borrower for dissolution or liquidation, or Borrower of this Note voluntarily or involuntarily *terminating* or dissolving or being terminated or dissolved, or the sale of all or substantially all of the assets of any of the Borrower of this Note; (C) the failure of Borrower to pay when due the principal (D) insolvency of, business failure of, the appointment of a custodian, trustee, liquidator, or receiver for or for any of the property of, or an assignment for the benefit of creditors by or the filing of a petition under bankruptcy, insolvency, or debtor's relief law, or for any readjustment of indebtedness, composition, or extension by or against any Borrower of this Note; (E) Lender determining that any representation or warranty made by Borrower of this Note to Lender is, or was at the time made, untrue or materially misleading.

Upon the occurrence of any such default, the Note shall begin to accrue interest at the rate of 12% per annum on the entire unpaid principal balance of this Note. Failure of the holder of this Note to exercise any of its rights and remedies shall not constitute a waiver of the right to exercise the same at that or any other time. All rights and remedies of the holder for default under this Note shall be cumulative to the greatest extent permitted by law. If there is any default under this Note, and this note is placed in the hands of an attorney for collection, or is collected through any court, including any bankruptcy court, Borrower promise to pay to the holder hereof its reasonable attorney fees and court costs incurred in collecting or attempting to collect or securing or attempting to secure this Note provided the same is legally allowed by the laws of New York or any state where the collateral or part thereof is situated.

If any one or more of the provisions of this Note, or the applicability of any such provision to a specific situation, shall be held invalid or unenforceable, such provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of this Note and all other applications of any such provision shall not be affected thereby. In the event such provision(s) cannot be modified to make it or them enforceable, the invalidity or unenforceability of any such provision(s) of this Note shall not impair the validity or enforceability of any other provision of this Note.

This note has been delivered in, and shall be governed by and construed in accordance with the laws of New York.

Lender	Borrower
	Fresh Harvest Products, Inc.
Max Greenfield (signature)	(signature)
Name	Michael Jordan Friedman
	Pres/ CEO